Exhibit 99.1

Bellatrix Exploration Ltd. announces updated well test results

TSX, NYSE MKT: BXE

CALGARY, March 11, 2013 /CNW/ - Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") (TSX, NYSE MKT: BXE) is pleased to announce the well test results of its most recent long reach Fahler horizontal liquids rich natural gas well.

At Ferrier, the Company drilled its first long reach Fahler horizontal liquids rich natural gas well (100% working interest) to a total depth of 5,205 meters with a horizontal length of 2,845 meters. The well was fracture stimulated in 36 stages and tested at varying rates over a 6 day period from 10 mmcf/d to 30 mmcf/d of natural gas with an estimated 35 bbls of liquids per mmcf of natural gas. The final test rates were 30 mmcf/d of natural gas with an estimated 1,050 bbls/d of liquids at 2,250 psi flowing pressure. Bellatrix tied the well in and it was placed on production in early March at an initial restricted rate of 20.4 mmcf/d of natural gas with an estimated 714 bbls/d of liquids at a flowing pressure of 2,380 psi.

The Company's current corporate presentation is available at www.bellatrixexploration.com.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan.  Common shares and convertible debentures of Bellatrix trade on the Toronto Stock Exchange ("TSX") under the symbols BXE and BXE.DB.A, respectively, and the common shares of Bellatrix trade on the NYSE MKT under the symbol BXE.

Well Test Results and Initial Production Rates Advisory: Any references in this news release to test production rates or initial production rates are useful in confirming the presence of hydrocarbons, however, such rates are not determinative of the rates at which such wells will continue production and decline thereafter or the ultimate recovery associated with such wells. Additionally, such rates may also include recovered "load oil" fluids used in well completion stimulation. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for the Company.

SOURCE: Bellatrix Exploration Ltd.

%CIK: 0001483405

For further information:

Raymond G. Smith, P.Eng., President and CEO (403) 750-2420
or
Edward J. Brown, CA, Vice President, Finance and CFO (403) 750-2655
or
Brent A. Eshleman, P.Eng., Executive Vice President (403) 750-5566
or
Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.
2300, 530 - 8th Avenue SW
Calgary, Alberta, Canada T2P 3S8
Phone: (403) 266-8670
Fax: (403) 264-8163
www.bellatrixexploration.com

CO: Bellatrix Exploration Ltd.

CNW 08:00e 11-MAR-13